

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Ross Levinsohn
Chief Executive Officer
Arena Group Holdings, Inc.
200 Vesey Street
24th Floor
New York, New York 10281

> **Re: Arena Group Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed April 1, 2022**
> **File No. 001-12471**

Dear Mr. Levinsohn:

We have reviewed your September 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2022 letter.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

1. We note from your response to prior comment 1 that management reviews several key performance indicators ("KPIs"). Please tell us your consideration of providing these KPIs in your annual and quarterly reports. We refer you to SEC Interpretive Release No. 33-10751.

Use of Non-GAAP Financial Measures, page 35

2. We continue to evaluate your response to prior comment 3 and have the following comment. Please quantify the expenses in your adjustment representing professional and

vendor fees related to (i) the preparation of periodic reports in order for you to become current in your reporting obligations ("Delinquent Reporting Obligations Services"), (ii) up-list to a national securities exchange, (iii) contemplated and completed acquisitions, (iv) public and private offerings of your securities and other financings, and (v) stockholder disputes and the implementation of your Rights Agreement.

Item 15. Exhibits, Financial Statement Schedules, page 43

3.   We continue to evaluate your response to prior comment 4 and may have additional comments.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Subscription Acquisition Costs, page F-20

4.   We note your response to prior comment 9. Please explain in greater detail why you believe a contract exists with the subscriber at the time the commission is earned and why there are enforceable rights and obligations since you determined that there are not substantive termination penalties given the subscriber can cancel at any time without penalty. Describe your consideration that a contract might not exist until a magazine issue has been delivered. Help us better understand why you believe the provisions do not apply under ASC 606-10-25-3 to your subscription agreements.

5.   We note in your response to prior comment 9 you state "A subscriber can renew a subscription agreement (or contract), however, such renewal is treated as a new contract under the terms and conditions as the time of renewal. In this regard, the commissions paid are not commensurate with the initial commissions paid". Please clarify why you believe that the commission paid on renewal is not commensurate with the initial commission paid. Clarify if the renewal commission is less than that charged for the initial contract.

6.   Please clarify the type of subscription or revenue (e.g., digital or print) that related to the incremental costs of obtaining a contract which are amortized as revenue is recognized or over the term of the agreement. Also, indicate whether the commission will be reimbursed to you if a subscriber seeks a refund.

7.   We note in your response to prior comment 9 you state "The nature of the direct mail cost incurred relate to the costs incurred to mail the customer a subscription renewal agreement, where we use a subcontracted third party". Please clarify why such costs do not represent an advertising or solicitation costs. Indicate whether all customers receiving this agreement renew their subscription. Such costs appear to be related to trying to obtain a contract regardless of whether a contract was obtained.

8.   Please clarify how subscription acquisition costs are presented in your consolidated statements of operations.

Ross Levinsohn
Arena Group Holdings, Inc.
September 30, 2022
Page 3

You may contact Morgan Youngwood, Senior Staff Accountant at 202-551-3479 or Stephen Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology